SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3)

Johnson Outdoors Inc.
(Name of Issuer)

Johnson Outdoors Inc.
Helen P. Johnson-Leipold
Imogene P. Johnson
Dr. H. Fisk Johnson
S. Curtis Johnson
Winifred J. Marquart
JWA Consolidated, Inc.
Johnson Bank
Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988
JO Acquisition Corp.
(Name of Persons Filing Statement)

Class A common stock, par value $0.05 per share
Class B common stock, par value $0.05 per share
(Title of Class of Securities)

479167 10 8
(CUSIP Number of Class of Securities)

Johnson Outdoors Inc. 555 Main Street Racine, WI 53403 Attn: Alisa Swire Tel. No.: (262) 631-6600	J Venture Management, Inc. 555 Main Street Racine, WI 53403 Attn: Linda L. Mallon Tel. No.: (262) 260-4041	Johnson Bank 555 Main Street Racine, WI 53403 Attn: Brian Lucareli Tel. No.: (262) 619-2912
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)
copies to:
Foley & Lardner LLP 777 East Wisconsin Ave. Milwaukee, WI 53202 Attn: Jay O. Rothman Tel. No.: (414) 271-2400	McDermott Will & Emery LLP 28 State Street Boston, MA 02109 Attn: Dennis J. White Erin Powers Brennan Tel. No.: (617) 535-4000	Skadden, Arps, Slate, Meagher & Flom LLP 333 West Wacker Drive Chicago, IL 60606 Attn: Charles W. Mulaney, Jr. Susan S. Hassan Tel. No.: (312) 407-0700

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	[ ]	The filing of a registration statement under the Securities Act of 1933.

c.	[ ]	A tender offer.

d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]
Check the following box if the filing is a final amendment reporting the results of the transaction: [   ]

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$87,730,866	$11,116

(1)	For purposes of calculating the filing fee only, the proposed maximum aggregate transaction valuation is $87,730,866, which is the sum of (a) the product of (i) the 4,210,134 shares of Common Stock that are proposed to be converted into the right to receive the merger consideration, multiplied by (ii) the merger consideration of $20.10 per share of common stock, plus (b) the product of (i) 274,971, the number of shares of common stock underlying options to purchase such shares at a per-share exercise price of less than $20.10, multiplied by (ii) the amount by which the per-share merger consideration of $20.10 exceeds the $8.80 per share weighted average exercise price of such options.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00012670 multiplied by the total Transaction Valuation.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,116 Form or Registration No.: Schedule 14A - Preliminary Proxy Statement	Filing Party: Johnson Outdoors Inc. Date Filed: November 24, 2004

INTRODUCTION

        This Amendment No. 3 to Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons (collectively, the “filing persons”): Johnson Outdoors Inc. (“Johnson Outdoors”), Helen P. Johnson-Leipold, Imogene P. Johnson, Dr. H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988, Johnson Bank and JO Acquisition Corp.

        On October 28, 2004, Johnson Outdoors and JO Acquisition Corp. entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which JO Acquisition Corp., an entity organized by Ms. Johnson-Leipold solely for the purpose of acquiring all of the outstanding shares of Johnson Outdoors’ common stock not already owned or controlled by members of the family of the late Samuel C. Johnson, will be merged with Johnson Outdoors and Johnson Outdoors will be the surviving corporation (the “Merger”). As a result of the Merger, Johnson Outdoors will be wholly owned by members of the Johnson family and entities controlled by them. Under the terms of the Merger Agreement, each existing share of Johnson Outdoors Class A common stock, par value $0.05 per share, and Class B common stock, par value $0.05 per share, other than shares held by the filing persons and treasury shares and dissenting shares, will be converted into the right to receive $20.10 in cash, without interest (the “merger consideration”). The Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval of the Merger Agreement by shareholders of Johnson Outdoors.

        Concurrently with the filing of this Schedule 13E-3, Johnson Outdoors is filing with the Commission a definitive proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act of 1934 (the “Proxy Statement”) relating to a special meeting of shareholders of Johnson Outdoors. At the meeting, shareholders of Johnson Outdoors will consider and vote upon, among other things, a proposal to approve the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

        Pursuant to General Instruction G of Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all annexes thereto.

        The information contained in this Schedule 13E-3 and the Proxy Statement concerning Johnson Outdoors was supplied by Johnson Outdoors. Similarly, the information contained in this Schedule 13E-3 and the Proxy Statement concerning each filing person other than Johnson Outdoors was supplied by each such filing person.

Item 1.	Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER.”

Item 2.	Subject Company Information.

Item 1002 of Regulation M-A:

(a)	Name and Address. The information set forth in the Proxy Statement under the caption “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” is incorporated herein by reference.

(b)	Securities. The information set forth in the Proxy Statement under the caption “THE SPECIAL MEETING – Record Date; Voting Rights” is incorporated herein by reference. The exact title of each class of the subject equity securities is “Class A common stock, par value $0.05 per share” (“Class A common stock”) and “Class B common stock, par value $0.05 per share” (“Class B common stock” and together with the Class A common stock, “common stock”).

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “RECENT TRANSACTIONS AND PRIOR STOCK PURCHASES” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)-(c)	Name and address; Business Background of Filing Persons: The information set forth in the Proxy Statement under the captions “PARTIES INVOLVED IN THE PROPOSED TRANSACTION” and “Annex F – Directors and Executive Officers of Johnson Bank” is incorporated herein by reference. Johnson Outdoors is the subject company.

Item 4.	Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)	(1)	Material Terms. Tender Offers. Not Applicable.

(2)	Material Terms. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER”, “THE SPECIAL MEETING,” “SPECIAL FACTORS,” “THE MERGER AGREEMENT,” “CONTRIBUTION AND VOTING AGREEMENTS,” “Annex A – Agreement and Plan of Merger”, “Annex B – Contribution Agreement”, and “Annex C –Voting Agreement.”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Purpose and Reasons for the Merger”, “SPECIAL FACTORS – Certain Effects of the Merger”, “SPECIAL FACTORS – Interests of Certain Persons in the Merger”, “THE MERGER AGREEMENT – Treatment of Stock Options,” “THE MERGER AGREEMENT – Treatment of Other Equity Based Compensation Arrangements,” and “CONTRIBUTION AND VOTING AGREEMENTS.”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER” and “SPECIAL FACTORS – Dissenters’ Rights.”

(e)	Provisions For Unaffiliated Security Holders. There have been no provisions in connection with this transaction to grant unaffiliated security holders access to the corporate files of any of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)	Transactions. Except as set forth in the information in the Proxy Statement under the following captions, which are incorporated herein by reference, none of the filing persons, nor any executive officers or directors of a filing person who is a corporation was party to a transaction identified by Item 1005(a): “SPECIAL FACTORS – Interests of Certain Persons in the Merger,” and “CONTRIBUTION AND VOTING AGREEMENTS.” Johnson Outdoors purchases certain services primarily from S.C. Johnson & Son, Inc. (“S.C. Johnson”) and, to a lesser extent, from other organizations controlled by the Johnson family (including Ms. Johnson-Leipold). For example, Johnson Outdoors leases its Headquarters facility from S.C. Johnson and S.C. Johnson provides Johnson Outdoors with (1) administrative services pertaining to things like automobile leasing, office equipment leasing and travel services; (2) information processing and telecommunication services; (3) use of S.C. Johnson’s aircraft and crews, pursuant to a time sharing agreement; and (4) from time to time, certain loaned employees. Johnson Outdoors believes that the amounts paid to these organizations are no greater than the fair market value of the services. The total amount incurred by the Company for the foregoing services during the fiscal year ended October 1, 2004 was approximately $1,571,088. Effective January 28, 2005 S.C. Johnson has agreed to permit one of its Directors of Corporate Development to provide consulting and advisory services to J. Venture Management, Inc., the Johnson’s management company, and JO Acquisition Corp. in connection with the Merger.

(b)	Significant Corporate Events. Except as set forth in the information in the Proxy Statement under the following captions, which are incorporated herein by reference, none of the filing persons, nor any executive officers or directors of a filing person who is a corporation was party to an event identified in Item 1005(b): “SPECIAL FACTORS – Background of the Merger”, “SPECIAL FACTORS – Interests of Certain Persons in the Merger” and “THE MERGER AGREEMENT.”

(c)	Negotiations or Contacts. Except as set forth in the information in the Proxy Statement under the caption “SPECIAL FACTORS – Background of the Merger,” which is incorporated herein by reference, none of the filing persons, nor any executive officers or directors of a filing person who is a corporation was party to negotiations or contracts identified in Item 1005(c).

(e)	Agreements Involving the Subject Company’s Securities. Except as set forth in the information in the Proxy Statement under the following captions, which are incorporated herein by reference, none of the filing persons, nor any executive officers or directors of a filing person who is a corporation is a party to agreements identified in Item 1005(e): “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date; Voting Rights,” “SPECIAL FACTORS –Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “SPECIAL FACTORS – Purpose and Reasons for the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger,” “SPECIAL FACTORS – Merger Financing,” “THE MERGER AGREEMENT,” “CONTRIBUTION AND VOTING AGREEMENTS,” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.” The information set forth above in Item 2(f) of this Schedule 13E-3 is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006 of Regulation M-A:

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING,” “SPECIAL FACTORS – Purpose and Reasons for the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger” and “THE MERGER AGREEMENT.”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Interests of Certain Persons in the Merger,” “SPECIAL FACTORS – Certain Effects of the Merger” and “THE MERGER AGREEMENT.”

Item 7.	Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger” and “SPECIAL FACTORS – Purpose and Reasons for the Merger.”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Background of the Merger,” and “SPECIAL FACTORS –Alternatives to the Merger.”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS –Purpose and Reasons for the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee,” and “Annex D – Opinion of William Blair & Company, L.L.C.”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS –Certain Effects of the Merger,” “SPECIAL FACTORS – Interests of Certain Persons in the Merger,” “SPECIAL FACTORS – Federal Income Tax Consequences” and “THE MERGER AGREEMENT.”

Item 8.	Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)	Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Purposes and Reasons for the Merger,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp. as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee” and “Annex D – Opinion of William Blair & Company, L.L.C.”

(b)	Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Purposes and Reasons for the Merger,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp. as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee”, “Annex D – Opinion of William Blair & Company, L.L.C.” and “SPECIAL FACTORS – Certain Effects of the Merger.”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date; Voting Rights,” “THE SPECIAL MEETING – Quorum,” “THE SPECIAL MEETING – Required Vote,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp. as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” and “THE MERGER AGREEMENT – Conditions to Completion of the Merger.”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp. as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee” and “Annex D – Opinion of William Blair & Company, L.L.C.”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp. as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders” and “SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders.”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” and “SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders.”

Item 9.	Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A:

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp. as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee”, “Annex D – Opinion of William Blair & Company, L.L.C.” and “SPECIAL FACTORS- VALUE Incorporated Memorandum.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee”, “Annex D – Opinion of William Blair & Company, L.L.C.” and “SPECIAL FACTORS-VALUE Incorporated Memorandum”

(c)	Availability of Documents. The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive officers of Johnson Outdoors’ during its regular business hours by any interested holder of Common Stock or any representative who has been designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)	Source and Amounts of Funds or other Consideration; Conditions; Expenses; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Required Vote,” “SPECIAL FACTORS – Purpose and Reasons for the Merger,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS – Certain Risks in the Event of Bankruptcy,” “SPECIAL FACTORS – Merger Financing,” “SPECIAL FACTORS – Estimated Fees and Expenses of the Merger” and “THE MERGER AGREEMENT – Expenses.”

Item 11.	Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS – Interests of Certain Persons in the Merger,” “CONTRIBUTION AND VOTING AGREEMENTS” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “CONTRIBUTION AND VOTING AGREEMENTS” and “RECENT TRANSACTIONS AND PRIOR STOCK PURCHASES"

Item 12.	Solicitation or Recommendation.

Item 1012(d) and (e) of Regulation M-A:

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “THE SPECIAL MEETING – Record Date; Voting Rights,” “THE SPECIAL MEETING – Required Vote,” SPECIAL FACTORS – Johnson Outdoors Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders; Recommendation by the Johnson Outdoors’ Special Committee and Board of Directors,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders,” “SPECIAL FACTORS – Interests of Certain Persons in the Merger” and “CONTRIBUTION AND VOTING AGREEMENTS.”

(e)	Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “QUESTIONS AND ANSWERS ABOUT THE MERGER,” “SPECIAL FACTORS – Recommendations of the Special Committee and Board of Directors; Reasons for Recommending Approval of the Merger Agreement,” “SPECIAL FACTORS – Position of the Participating Shareholders and JO Acquisition Corp. as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders” and “SPECIAL FACTORS- Johnson Outdoors’ Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders.”

Item 13.	Financial Statements.

Item 1010(a) and (b) of Regulation M-A:

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “SELECTED HISTORICAL FINANCIAL INFORMATION” and “WHERE YOU CAN FIND MORE INFORMATION.” The information contained in the Consolidated Financial Statements included in Johnson Outdoors’ annual report on Form 10-K for the fiscal year ended October 3, 2003 and in its quarterly report on Form 10-Q for its quarter ended July 2, 2004 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “THE SPECIAL MEETING – Solicitation of Proxies,” “SPECIAL FACTORS – Background of the Merger,” “SPECIAL FACTORS ––– Johnson Outdoors Position as to the Fairness of the Merger to Johnson Outdoors’ Unaffiliated Shareholders; Recommendation by the Johnson Outdoors’ Special Committee and Board of Directors,” “SPECIAL FACTORS – Opinion of the Financial Advisor to the Special Committee,” “SPECIAL FACTORS – Interests of Certain Persons in the Merger,” “SPECIAL FACTORS – Estimated Fees and Expenses of the Merger,” and “Annex D –Opinion of William Blair & Company, L.L.C.”

Item 15.	Additional Information.

Item 1011(b) of Regulation M-A:

(b)	Other Material Information. The entirety of the Proxy Statement, including all Annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits.

Item 1016(a) through (d), (f) and (g) of Regulation M-A:

(a)(1)	Definitive proxy statement for the special meeting of the shareholders of Johnson Outdoors Inc., incorporated by reference to the Schedule 14A filed with the Commission on February 15, 2005 (the “Proxy Statement”).

(a)(2)	Proxy Card and Instruction Card filed with the Commission together with the Proxy Statement.

(a)(3)	Letters to Shareholders filed with the Commission together with the Proxy Statement

(a)(4)	Press Release dated October 29, 2004 (filed as Exhibit 99.1 to Johnson Outdoors’ Current Report on Form 8-K dated October 28, 2004 and incorporated herein by reference).

(a)(5)	Voting Agreement dated as of October 28, 2004entered into by JO Acquisition Corp., Helen P. Johnson-Leipold, Imogene P. Johnson, H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988and Johnson Bank (attached as Annex C to the Proxy Statement and incorporated herein by reference).

(b)(1)	Commitment Letter from GE Capital Corporation, dated October 28, 2004 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 5 to Schedule 13D filed by Helen P. Johnson-Leipold, Imogene P. Johnson, H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988and Johnson Bank on November 2, 2004).

(c)(1)	Opinion of William Blair & Company, L.L.C. (attached as Annex D to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials, dated as of October 28, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(2) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(c)(3)	Draft discussion materials, dated as of March 24, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(3) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(4)	Draft discussion materials, dated as of March 29, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(4) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(5)	Draft discussion materials, dated as of May 14, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(5) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(6)	Draft discussion materials, dated as of September 30, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(6) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(7)	Memorandum, dated as of March 19, 2004, prepared by VALUE Incorporated. (filed as Exhibit (c)(7) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(8)	Draft discussion materials, dated as of December 18, 2003, prepared by Valuemetrics Capital, L.L.C. (filed as Exhibit (c)(8) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger dated as October 28, 2004, by and between JO Acquisition Corp. and Johnson Outdoors Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)	Contribution Agreement dated as of October 28, 2004entered into by JO Acquisition Corp., Helen P. Johnson-Leipold, Imogene P. Johnson, H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988and Johnson Bank (attached as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(3)	Amendment to Johnson Outdoors Inc. Class B Common Stock Voting Trust Agreement, incorporated herein by reference to Item 7 of Amendment No. 4 to Schedule 13D filed with the Commission jointly by Ms. Johnson-Leipold, Mrs. Johnson and the Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988, and Johnson Outdoors Inc. Class B Common Stock Voting Trust Agreement incorporated herein by reference to Item 6 of Ms. Johnson-Leipold’s Schedule 13D filed with the Commission on January 10, 1994 and Item 6 of Amendment No. 1 to Mrs. Johnson’s Schedule 13D filed with the Commission on January 14, 1994 (filed as Exhibit (d)(3) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(d)(4)	Option Agreement dated June 27, 2003 by and among Samuel C. Johnson, S. Curtis Johnson, Helen P. Johnson-Leipold, H. Fisk Johnson, and Winifred J. Marquart incorporated herein by reference to Item 6 of Amendment No. 2 to Ms. Johnson-Leipold’s Schedule 13D filed with the Commission on July 10, 2003 and Item 6 of Mr. Fisk Johnson’s Schedule 13D filed with the Commission on March 23, 2004 (filed as Exhibit (d)(4) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(d)(5)	Agreement dated July 8, 2003 by and among Samuel C. Johnson, S. Curtis Johnson, Helen P. Johnson-Leipold, H. Fisk Johnson, and Winifred J. Marquart incorporated herein by reference to Item 6 of Amendment No. 6 to Ms. Johnson-Leipold’s, Mr. Curtis Johnson’s, Mr. Fisk Johnson’s, and Ms. Marquart’s Schedule 13D filed with the Commission on November 24, 2004 (filed as Exhibit (d)(5) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(f)(1)	Dissenters’ rights of appraisal are described under the caption “SPECIAL FACTORS – Dissenters’ Rights” set forth in the Proxy Statement and in Annex E to the Proxy Statement entitled “Subchapter XIII of the Wisconsin Business Corporation Law” and are incorporated herein by reference.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

JOHNSON OUTDOORS INC.
By:	/s/ Paul A. Lehmann
Paul A. Lehmann Vice Pres. & Chief Financial Officer

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

/s/ Helen P. Johnson-Leipold
Helen P. Johnson-Leipold

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

/s/ Imogene P. Johnson
Imogene P. Johnson

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

/s/ H. Fisk. Johnson
H. Fisk. Johnson

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

/s/ S. Curtis Johnson
S. Curtis Johnson

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

/s/ Winifred J. Marquart
Winifred J. Marquart

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

JWA CONSOLIDATED, INC.
By:	/s/ Imogene P. Johnson
Imogene P. Johnson President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

SAMUEL C. JOHNSON 1988 TRUST NUMBER ONE U/A SEPTEMBER 14, 1988
By:	/s/ Imogene P. Johnson
Imogene P. Johnson Co-Trustee

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

JOHNSON BANK
By:	/s/ Brian Lucareli
Brian Lucareli Senior Vice President

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2005

JO ACQUISITION CORP.
By:	/s/ Helen P. Johnson-Leipold
Helen P. Johnson-Leipold President & Chief Executive Officer

Exhibit Index

Exhibit No.	Description

(a)(1)	Definitive proxy statement for the special meeting of the shareholders of Johnson Outdoors Inc., incorporated by reference to the Schedule 14A filed with the Commission on February 15, 2005 (the “Proxy Statement”).

(a)(2)	Proxy Card and Instruction Card filed with the Commission together with the Proxy Statement.

(a)(3)	Letters to Shareholders filed with the Commission together with the Proxy Statement.

(a)(4)	Press Release dated October 29, 2004 (filed as Exhibit 99.1 to Johnson Outdoors’ Current Report on Form 8-K dated October 28, 2004 and incorporated herein by reference).

(a)(5)	Voting Agreement dated as of October 28, 2004entered into by JO Acquisition Corp., Helen P. Johnson-Leipold, Imogene P. Johnson, H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988and Johnson Bank (attached as Annex C to the Proxy Statement and incorporated herein by reference).

(b)(1)	Commitment Letter from GE Capital Corporation, dated October 28, 2004 (incorporated herein by reference to Exhibit 99.8 to Amendment No. 5 to Schedule 13D filed by Helen P. Johnson-Leipold, Imogene P. Johnson, H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988and Johnson Bank on November 2, 2004).

(c)(1)	Opinion of William Blair & Company, L.L.C. (attached as Annex D to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation materials, dated as of October 28, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(2) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(c)(3)	Draft discussion materials, dated as of March 24, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(3) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(4)	Draft discussion materials, dated as of March 29, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(4) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(5)	Draft discussion materials, dated as of May 14, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(5) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(6)	Draft discussion materials, dated as of September 30, 2004, prepared by William Blair & Company, L.L.C. (filed as Exhibit (c)(6) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(7)	Memorandum, dated as of March 19, 2004, prepared by VALUE Incorporated (filed as Exhibit (c)(7) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(c)(8)	Draft discussion materials, dated as of December 18, 2003, prepared by Valuemetrics Capital, L.L.C. (filed as Exhibit (c)(8) to the Schedule 13E-3 filed by the filing persons on January 10, 2005 and incorporated herein by reference).

(d)(1)	Agreement and Plan of Merger dated as October 28, 2004, by and between JO Acquisition Corp. and Johnson Outdoors Inc. (incorporated herein by reference to Annex A to the Proxy Statement).

(d)(2)	Contribution Agreement dated as of October 28, 2004 entered into by JO Acquisition Corp., Helen P. Johnson-Leipold, Imogene P. Johnson, H. Fisk Johnson, S. Curtis Johnson, Winifred J. Marquart, JWA Consolidated, Inc., Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988and Johnson Bank (attached as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(3)	Amendment to Johnson Outdoors Inc. Class B Common Stock Voting Trust Agreement, incorporated herein by reference to Item 7 of Amendment No. 4 to Schedule 13D filed with the Commission jointly by Ms. Johnson-Leipold, Mrs. Johnson and the Samuel C. Johnson 1988 Trust Number One u/a September 14, 1988, and Johnson Outdoors Inc. Class B Common Stock Voting Trust Agreement incorporated herein by reference to Item 6 of Ms. Johnson-Leipold’s Schedule 13D filed with the Commission on January 10, 1994 and Item 6 of Amendment No. 1 to Mrs. Johnson’s Schedule 13D filed with the Commission on January 14, 1994 (filed as Exhibit (d)(3) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(d)(4)	Option Agreement dated June 27, 2003 by and among Samuel C. Johnson, S. Curtis Johnson, Helen P. Johnson-Leipold, H. Fisk Johnson, and Winifred J. Marquart incorporated herein by reference to Item 6 of Amendment No. 2 to Ms. Johnson-Leipold’s Schedule 13D filed with the Commission on July 10, 2003 and Item 6 of Mr. Fisk Johnson’s Schedule 13D filed with the Commission on March 23, 2004 (filed as Exhibit (d)(4) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(d)(5)	Agreement dated July 8, 2003 by and among Samuel C. Johnson, S. Curtis Johnson, Helen P. Johnson-Leipold, H. Fisk Johnson, and Winifred J. Marquart incorporated herein by reference to Item 6 of Amendment No. 6 to Ms. Johnson-Leipold’s, Mr. Curtis Johnson’s, Mr. Fisk Johnson’s, and Ms. Marquart’s Schedule 13D filed with the Commission on November 24, 2004 (filed as Exhibit (d)(5) to the Schedule 13E-3 filed by the filing persons on November 24, 2004 and incorporated herein by reference).

(f)(1)	Dissenters’ rights of appraisal are described under the caption “SPECIAL FACTORS – Dissenters’ Rights” set forth in the Proxy Statement and in Annex E to the Proxy Statement entitled “Subchapter XIII of the Wisconsin Business Corporation Law” and are incorporated herein by reference.